Commission File Number
001-34420

CUSIP Number
37954N206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached Instruction sheet before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Globe Specialty Metals, Inc.

Full Name of Registrant:

Former Name if Applicable:
250 West 34th Street, Suite 2514

Address of Principal Executive Office (Street and Number):
New York, NY 10119

City, State and Zip Code:
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On August 4, 2009, Globe Specialty Metals, Inc. (the “Company”) closed on its initial public offering in the U.S. of its common stock. As a result of the limited time between the completion of the offering and the due date of its initial annual report on Form 10-K, the Company was not able to finish such report without unreasonable effort or expense. The Company intends to file its 10-K as soon as practicable, and in no event later than the fifteenth calendar day following the required filing date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Malcolm Appelbaum, Chief Financial Officer	(212)	798-8100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

Our press release reporting our results for the fourth quarter and year ended June 30, 2009 disclosed the following:
• Net sales for the quarter were up 7%, to $81.7 million, from the March 2009 quarter and down 40% from last year’s record fourth quarter.
• Net income for the quarter was $1.6 million, an increase of 75% compared to net income of $0.9 million in the March 2009 quarter and down 91% from the June 2008 quarter.
• The Company posted diluted earnings per share of $0.02 in the June 2009 quarter, compared to $0.01 per diluted share in the March 2009 quarter and $0.22 per diluted share in the June 2008 quarter.
• Despite a 25% decline in shipments, net sales for the year fell by only 6%, to $426.3 million, from the prior year.
• For fiscal 2009, the Company recorded a net loss of $42.0 million or $0.65 per diluted share, compared to net income of $36.5 million or $0.50 per diluted share last year. Annual results were negatively impacted by a $69.7 million pre-tax goodwill and intangible asset impairment charge, a $2.5 million pre-tax write-off of deferred offering costs, $1.7 million of pre-tax restructuring charges and a $5.8 million pre-tax inventory write-down, which in total reduced diluted earnings per share by $1.14. The Company had no similar charges in the prior year.
For further information with respect to our results for the fourth quarter and year ended June 30, 2009, see our press release dated September 28, 2009, which is attached as an exhibit to our Form 8-K filed with the Securities and Exchange Commission on September 29, 2009.

Globe Specialty Metals, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 29, 2009	By:	/s/ Malcolm Appelbaum

Malcolm Appelbaum, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).